Exhibit 8.1

List of Subsidiaries

Name of company	Place of incorporation or establishment	Attributable equity interest held
Amira Nature Foods Ltd (“Amira Mauritius”)	Mauritius	100% by ANFI

Amira Pure Foods Private Limited (“Amira India”)	India	80.4% by Amira Mauritius

Amira I Grand Foods Inc.	Delaware (United States)	100% by Amira India

Amira Food Pte. Ltd.	Singapore	100% by Amira India

Amira C Foods International DMCC	Dubai Multi Commodities Centre (UAE)	100% by Amira India

Amira Foods (Malaysia) Sdn. Bhd	Malaysia	100% by Amira Food Pte. Ltd.

Amira G Foods Limited	United Kingdom	100% by Amira C Foods International DMCC

Amira Ten Nigeria Limited	Nigeria	100% by Amira C Foods International DMCC